

August 5, 2011

Via Email
James R. Clarkson
President and Chief Executive Officer
HCSB Financial Corporation
5201 Broad Street
Loris, SC 29569

>   **Re: HCSB Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 30, 2011**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
>   **Filed May 12, 2011**
>   **File No. 000-26995**

Dear Mr. Clarkson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. We note that you entered into a consent order with the FDIC and the South Carolina Board of Financial Institutions and a written agreement with the Federal Reserve Bank of Richmond on February 10, 2011 and May 9, 2011, respectively. Please tell us, and disclose in future filings beginning with your next Form 10-Q, whether you are in compliance with all of the material terms of the consent order and the written agreement, including whether you maintained Tier 1 capital at least equal to 8% and total risk-based capital at least equal to 10% by July 10, 2011. If you maintained these capital levels as of that date, tell us, with a view toward revised disclosure, whether you expect to be able to continue to maintain these capital levels

Item 7. Management's Discussion and Analysis

Loan Portfolio, page 22

2. We note your tabular presentation of your nonperforming assets. Please revise future
    filings to provide a break-out of the nonperforming assets in accordance with Section III
    C.1 of Guide 3.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 12 of Definitive Proxy Statement on
Schedule 14A

3. Please revise future filings to disclose the information required by Item 404(b) of
    Regulation S-K. Provide us with your proposed revised disclosure.

Signatures, page 38

4. Please confirm that the Form 10-K was signed by the principal executive officer,
    principal financial officer and the controller or principal accounting officer. Refer to
    General Instruction D(2)(a) of Form 10-K. If the filing was not signed by each of these
    individuals, please file a signature-page amendment to the Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Financial Statements

Note 6 – Loan Portfolio, page 15

5. On page 16, you report $50,670 thousand of loans receivable as individually evaluated
    for impairment. However, we note your disclosure on page 21 stating that impaired loans
    totaled $69,519 thousand. Please reconcile these amounts and revise future filings to
    provide clarification as needed.

6. We note your tabular presentation of your impaired loans on page 21. Please revise
    future filings to include all disclosures required by ASC 310-10-50-15(a)(3) and (4) and
    ASC 310-10-50-15(c)(1)-(3) as of each balance sheet date presented.

Note 11 – Fair Value Measurements, page 26

7. We note your tabular presentation on page 29 reporting that impaired loans and other real
    estate owned use Level 2 inputs to determine their fair value. Please note that due to the
    fact the appraisal process tends to be very assumption driven with comparatives,
    expectations on cash flows, and other factors, we believe that even though an appraisal is

current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans and other real estate owned that are measured using current appraisals are not all considered to use Level 3 inputs.

Management's Discussion and Analysis

Provision and Allowance for Loan Losses, page 38

8. We note your disclosure on page 39 which discusses your expanded internal loan review during June and July 2010 and your re-evaluation of your lending policy and credit procedures. Please tell us if the review resulted in any changes to your accounting policies and procedures or if this reevaluation was a onetime reanalysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief